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                              April 9, 2024

       Carey Chen
       Chief Executive Officer
       Fathom Digital Manufacturing Corporation
       1050 Walnut Ridge Drive
       Hartland, WI 53029

                                                        Re: Fathom Digital
Manufacturing Corporation
                                                            Schedule 13E-3
filed March 20, 2024
                                                            File No. 005-92781
                                                            Preliminary Proxy
Statement on Schedule 14A filed March 20, 2024
                                                            File No. 001-39994

       Dear Carey Chen:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed March 20, 2024

       Special Factors, page 22

   1.                                                   The second paragraphs
on page 22 and on page 11 each refer to the term    Excluded
                                                        Holders,    which is
not defined anywhere in the proxy statement. Please revise.
       Recommendation of the Fathom Board, page 43

   2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person
s fairness determination and should be discussed in reasonable detail.
                                                         See Question Nos. 20
and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981).
                                                        We note that the Board
has expressly adopted the Special Committee   s analysis,
                                                        conclusions, and
determination as to fairness and that the Parent Entities have expressly adopted the analysis
and resulting conclusions of the Fathom Board and the Special
                                                        Committee. However, it
does not appear that either such analysis includes the factor
 Carey Chen
FirstName   LastNameCarey  Chen
Fathom Digital  Manufacturing Corporation
Comapany
April       NameFathom Digital Manufacturing Corporation
       9, 2024
April 29, 2024 Page 2
Page
FirstName LastName
         described in clause (vi) of the Instructions to Item 1014 or explain why such factor was
         not deemed material or relevant to either the Board   s or the Parent
Entities    fairness
         determinations. Please also note that the disclosure on page 120 only indicates that
         Fathom, OpCo, Parent, Company Merger Sub or LLC Merger Sub and their respective affiliates have purchased shares in the past sixty days, as opposed to the time period referenced in Item 1002(f) of Regulation M-A. In addition, with respect to the Parent
         Entities only, if the procedural safeguard in Item 1014(c) was not considered, please explain why the Parent Entities believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.
Certain Assumptions, page 47

3.       With a view towards improved disclosure, please explain the difference
between    revenue
         growth by customer/site for each year presented,    which is not
disclosed on page 48, and
         revenue growth per year disclosed in the tables on page 48. Given the potential value to
         shareholders in assessing the projections and the fairness advisor   s
analyses conducted in
         reliance on such projections, please consider quantifying the revenue growth by
         customer/site for each year presented    and specify, if applicable,
whether different
         assumptions for revenue growth per customer/site apply to Scenario 1 as compared to
         Scenario 2.
4. With a view towards improved disclosure, please also consider quantifying the net benefits from the anticipated 2024 closing of the Miami Lakes operations and the increases in compensation referenced in bullet point 4 on page 47. Please also specify if different assumptions for these items apply to Scenario 1 as compared to Scenario 2.
5. Please consider providing a brief description and quantifying the items referenced in footnote 2 to the tables on page 48, e.g. change in the estimated fair value of the
         company   s warrants or earnout shares, optimization plan expenses,
goodwill impairments,
         etc.
Fees and Expenses, Prior Relationships, page 57

6.       Disclosure on the top of page 58 indicates that    [d]uring the two
years preceding the date
         of the opinion, Kroll, LLC has provided certain compliance risk and diligence services to
         CORE or portfolio companies of CORE. For these prior engagements, Kroll, LLC received customary fees, expense reimbursement and indemnification. Please revise to disclose these amounts.
Position of the Parent Entities as to the Fairness of the Merger, page 58

7. While we note that the Fathom Board has indicated on page 43 that it believes that the
         Merger    is fair to the    unaffiliated security holders,    as such
term is defined in Rule 13e-3
         under the Exchange Act,    we note that disclosure on pages 58 and 59
indicates that the
         Parent Entities believe that the Merger is substantively and procedurally fair to
            Unaffiliated Stockholders,    a defined term that appears to be a
subset of the term
 Carey Chen
Fathom Digital Manufacturing Corporation
April 9, 2024
Page 3
          unaffiliated security holder.    Please refer to Exchange Act Rule
13e-3(a)(4) and (e)(ii),
       Item 1014(a) of Regulation M-A and Item 8 of Schedule 13E-3. Please revise or advise why such current disclosure is fully responsive to the description set forth in Item 1014(a).
Certain Effects of the Merger for the Parent Entities, page 65

8. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,
FirstName LastNameCarey Chen
                                                     Division of Corporation
Finance
Comapany NameFathom Digital Manufacturing Corporation
                                                     Office of Mergers &
Acquisitions
April 9, 2024 Page 3
cc:       Steven J. Gavin
FirstName LastName